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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                          SHOWBIZ PIZZA TIME, INC.
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                              (NAME OF ISSUER)


                   COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)


                                  825388309
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                               (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                               (214) 855-4500
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                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                      MARCH 13, 1997 AND MARCH 26, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)
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CUSIP No. 825388309

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:

                 The Hallwood Group Incorporated                   51-0261339
                 ---------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group  (See
                 Instructions)
                 (a) [ ]              (b) [ ]

         3.      SEC Use Only
                             ---------------------------------------------------

         4.      Source of Funds (See instructions)  OO
                                                   -----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.      Citizenship or Place of Organization     Delaware
                                                     ---------------------------


                    7. Sole Voting Power                               0
Number of Shares                                                ----------------
Beneficially        8. Owned Shabyd Voting Power                       0
Each Reporting                                                  ----------------
Person With         9. Sole Dispositive Power                          0
                                                                ----------------
                   10. Shared Dispositive Power                        0
                                                                ----------------


         11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                             0
                 ---------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

         13.     Percent of Class Represented by Amount in Row 11.
                                             0
                 ---------------------------------------------------------------

         14.     Type of Reporting Person (See Instructions):
                                             CO
                 ---------------------------------------------------------------





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                                  Schedule 13D

         This Amendment No. 10 to Schedule 13D amends the Schedule 13D, dated March 8, 1994, as amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware corporation (the "Company") , and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

ITEM 1.          SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share, of ShowBiz Pizza Time, Inc. ("ShowBiz"). The address of the principal offices of the Company is 4441 West Airport Freeway, Irving, Texas 75062.

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a)      Name:

                          No material changes.

                 (b)      Business address:

                          No material changes.

                 (c)      Principal business:

                          No material changes.

                 (d)      Criminal convictions:

                          No material changes.





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                 (e)      Civil proceedings:

                 On July 22, 1996, the Company announced that it agreed to a settlement of a claim by the Securities and Exchange Commission ("SEC") arising from the sale of a small portion of its holdings in the stock of ShowBiz during a four-day period in June 1993. These and other similar sales were made by the Company pursuant to a pre-planned, long-term selling program begun in December 1992. The SEC asserted that some, but not all, of the Company's June 1993 sales were improper because, before the sales program was completed, the Company is alleged to have received non-public information about ShowBiz. In connection with the settlement, the Company agreed to contribute approximately $953,000 representing the loss that the SEC alleged the Company avoided by selling during the four-day period, plus interest of $240,000. This money was deposited into a fund for the benefit of those who bought ShowBiz stock from the Company during the four-day period.
                 The Company also agreed to be subject to an injunction against any future violations of certain federal securities laws. In addition, the SEC alleged that Anthony J. Gumbiner, Chairman of the Board and Chief Executive Officer of the Company, failed to take appropriate action to discontinue the Company's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by the Company, the SEC assessed a civil penalty of $477,000 against Mr. Gumbiner as a "control person" for the Company. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities.

                 As provided in the settlement, neither the Company nor Mr. Gumbiner admitted or denied the allegations made by the SEC, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government. The Company believes that the SEC's legal theories in any such litigation would have been novel, but feels that this settlement was in its best interests and fair to the shareholders who were affected by the Company's sales.

                 (f)      Citizenship

                          No material changes.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 On January 3, 1997, the Board of Directors of the Company authorized the issuance of additional shares of the Company's common stock to two trusts associated with Anthony J. Gumbiner and Brian M. Troup in exchange for the contribution to the Company by those trusts of shares of ShowBiz. The Board authorized the issuance of a total 267,709 shares of common stock of the Company in exchange for the contribution by the trusts of 219,194 shares of common stock of ShowBiz. Upon the receipt of





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         regulatory approval the exchange was completed on March 13, 1997.  On
         March 26, 1997, the Company sold all of its holdings of the shares of common stock of ShowBiz (the"Shares") pursuant to a registered offering of 3,654,746 shares of common stock of ShowBiz.

ITEM 4.          PURPOSE OF TRANSACTIONS.

                 The Company acquired the shares of ShowBiz for investment and disposed of the ShowBiz shares to repay debt, utilize expiring federal income tax net operating loss carryforwards and focus on core investments actively managed by the Company.

ITEM 5.          Interest in Securities of the Issuer.

         As a result of the exchange described in this Schedule 13D, the Company owned 2,632,983 shares of common stock (the "Shares"), representing approximately 14.2% of the common stock outstanding on March 20, 1997, as reported in Show Biz's Registration Statement on Form S-3, as amended. As a result of the sale of 2,632,983 shares pursuant to the registered offering of 3,654,746 shares of common stock of ShowBiz, which was completed on March 26, 1997, the Company owns no shares of common stock of ShowBiz as of the date of this filing.

         (b)     Not applicable.

         (c) Reference is made to Item 4 above, which is incorporated herein by reference.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 No material changes.

ITEM 7.          MATERIALS FILED AS EXHIBITS.

                 None.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 8, 1997               THE HALLWOOD GROUP INCORPORATED


                                  By: /s/  MELVIN J. MELLE
                                    ------------------------------------------
                                           Melvin J. Melle
                                           Vice President, Chief Financial
                                           Officer and Secretary




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